Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

FACT SHEET: “WHY”	April 12, 2013

HEADLINE: Focused on the Future

SIDEBAR: The world is changing. — For nearly a century, the Entergy operating companies have pursued a reliable, capable electric grid to serve our communities. But what our society demands of the electric grid today is not what the grid was designed and built for. Entergy Corporation and ITC Holdings Corp. have proposed a solution—one designed to ensure not just the quantity, but the reliability, diversity and security of energy in our region. It is a powerful solution that will deliver results for our customers, our employees and our communities. Pending regulatory approvals and other closing conditions, Entergy will separate its transmission business and merge it with the nation’s first, largest, and only publicly-traded independent transmission system company—ITC—creating the foundation of the future grid in the nation’s mid-South.

Why Do We Need Entergy and a Separately Owned Transmission Company?

Our power grid is a network of electrical generation, transmission and distribution. Each phase of the grid has a distinct and vital role which is important to understand when discussing how future demand for energy will be met.

The U.S. power grid began to take shape in the 1880s. As electricity grew from a novelty accessed by a privileged few to a vital part of our country’s economic engine, the grid evolved to provide the power essential for a growing business sector. Our nation’s power needs changed as we transformed from an agricultural to a manufacturing economy in the 20th century. The grid is again being challenged in the 21st century, with pressure to deliver electricity reliably, securely and efficiently while meeting increased environmental and other regulatory mandates.

Growing Reliance on Reliability

More than ever before, our homes, businesses and public institutions rely on a steady, secure flow of abundant electricity. Ensuring the success and stability of our power grid is critical to the vitality of our region’s economic growth.

Electric utilities are facing capital investment requirements that are expected to increase significantly over the coming decades. Modernizing infrastructure, environmental regulations and other compliance requirements demand tremendous capital spending in the near future. For example, necessary improvements include replacing or upgrading towers, lines or substations, installing new clean-air technologies, or meeting higher efficiency standards.

Capital requirements for the U.S. electric industry could range from $1.5 trillion to $2 trillion between 2012 and 2030; Entergy will face these challenges as well. Relative to its size, transmission is the most capital-intensive part of our business. There is an urgent need for restructuring to keep power reliable and affordable.

With this in mind, Entergy and ITC are working to ensure that the grid is equipped to grow alongside our nation and its needs.

Reshaping Energy Transmission

In December 2011, Entergy and ITC jointly announced a plan to separate and merge Entergy’s electricity transmission business into ITC. The transaction represents more than 15,400 miles of transmission lines, more than $3 billion in assets and 750 Entergy transmission employees who will become employees of the new ITC mid-South region.

Currently, Entergy owns its electricity transmission system and is responsible for all its maintenance and upgrades. The system is due for expansive and costly upgrades over the next several years. Forward-thinking energy companies are making plans to alleviate the cost of modernization and infrastructure improvements. Entergy has chosen to align its business model with capital needs—hence, the ITC transaction.

ITC: The Leader in Energy Transmission

In meeting the demand for future power, one of the most critical elements to address is efficient and reliable transmission—moving electricity from generators to distributors. ITC is the largest independent electricity transmission company in the U.S.—currently serving seven states and owning more than 15,000 miles of high-voltage electrical transmission lines. ITC invests in the electric transmission grid to improve reliability, expand access to markets, lower the overall cost of delivered energy and allow new generating resources to interconnect to its transmission systems.

ITC is the only independent transmission company in the country whose sole focus is transmission. That, coupled with its performance record, makes it uniquely qualified to handle the future transmission needs of Entergy customers.

Benefits of the Transaction

INDEPENDENCE

This transaction is consistent with Entergy’s multiple efforts to institute independent operation of transmission assets through regional transmission organization participation and independent ownership through a transmission company. A transmission company that is independent from buyers and sellers of electric energy is dedicated to good stewardship of electric transmission. An independent transmission company can plan improvements to the transmission grid for the broadest public benefit.

SINGULAR FOCUS

The transaction results in two companies that are more specialized and focused—ITC on transmission and Entergy on generation and distribution. ITC has a demonstrated capability to operate transmission systems at industry-leading levels of safety and reliability. With two “specialist” utility companies serving our region, each focusing on a critical aspect of energy production and delivery, each gets better by concentrating on its expertise—just like specialist physicians do.

REGIONAL PLANNING VIEW

Wholesale energy markets will benefit through ITC’s regional planning view, improvement of the transmission grid and structural separation from users of the transmission grid. The transaction enables infrastructure investment and fosters competition.

FINANCIAL STRENGTH

The transaction will yield separate companies with strong balance sheets that afford greater capability to finance the infrastructure requirements of today and the future. It supports the escalating capital expenditure requirements facing the electric industry associated with increasing regulatory requirements and modernization of the U.S. electric grid. ITC’s higher credit rating enables transmission investments at lower costs. Entergy sees improved access to capital, credit quality protection and greater ability to invest in its generation and distribution business.

The Power of Two: Economic Growth

Our region will gain a proven new corporate citizen in ITC. Entergy and ITC are both committed to corporate philanthropy, sustainability, environmental protection, economic development and community investment. ITC’s operational excellence is demonstrated by its industry-leading track record in safety, reliability and cost control.

Growing infrastructure investments in the region can create the opportunity for new jobs. Approximately 750 Entergy employees will transfer to ITC and become the core of ITC’s mid-South workforce, which will remain headquartered in Jackson, Miss.

The Grid is a Like a Highway System

When we talk about the electricity delivery system, we often talk in metaphors of transportation. You’ll hear references to “traffic,” “congestion,” “air traffic control” and the like. How is the grid like the highway system? Imagine it is 1950 and you need to get from Baton Rouge to Chicago. Airline travel was expensive in those days, so you had to drive your car over narrow, winding, two-lane state highways. If you tried to drive the more than 900-mile trip quickly, you would be frustrated with all the towns, traffic lights, tractors and tomato trucks along the way, slowing you down, taking your time.

That is a metaphor for the nation’s electrical infrastructure.

Designed and constructed over nearly a century, our transmission system was originally built to tie together generating plants and electrical users on a fairly local or provincial basis. It works fine for that. Just like state highways work fine for local and intrastate traffic. But our electric grid is now being asked to move large volumes of “traffic” long distances across regions of the country and accommodate planning for future uses of electricity (e.g. electric cars). Just as the modern interstates effectively connect population centers across the country, a well-planned, highly interconnected, high-voltage electric transmission system is needed to provide a backbone system for getting energy to customers. Our approach to transmission must be modernized to more efficiently and reliably meet current and future energy needs.

The future electricity superhighway also needs to be secure and safe just like the interstate systems. This is extremely critical in the age of cyber-security threats, which require constant standard upgrades.

In the same way our interstate highway system makes it possible to have Florida oranges and California strawberries in Wisconsin in February, a national electrical infrastructure makes feasible new levels of efficiency, reliability and affordability. The availability of electricity and the existing, regional transmission grids have significantly contributed to America’s economic growth, efficiency and productivity and have enriched the quality of life for virtually every American; a modernized, nationwide transmission grid will continue these contributions – with greater reliability and lower costs.

Why ITC is right, right now.

As the electricity industry seeks ways to meet rising capital investment requirements, the Entergy-ITC transaction is a smart solution. It yields two strong companies with the strength and expertise needed. It places Entergy’s transmission businesses in the hands of a proven, world-class operator. And it introduces a proven corporate citizen to the mid-South region. To learn more, please visit the online resources listed below.

For More Information: Extensive additional information is available online

ITC Holdings Website: ITCTransco.com | Upgrading the U.S. Electrical System: ModernizeTheGrid.com

Transaction Information and Updates: Entergy.com/TransmissionMerger

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K , any subsequent Quarterly Reports on Form 10-Q , and other filings made by Entergy with the SEC; (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the proxy statement/prospectus included in the registration statement on Form S-4 that was filed by ITC Holdings Corp. (“ITC”) with the SEC in connection with the proposed transaction) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (“TransCo”) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC. This registration statement was declared effective by the SEC on February 25, 2013. ITC mailed the proxy statement/prospectus to its shareholders on or about February 28, 2013. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement/prospectus, prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

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